Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

May 31, 2017

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc. Amendment No. 1 to Offering Statement on Form 1-A File May 2, 2017 CIK No. 0001683145

Dear Ms. Anagnosti:

We are submitting this letter on behalf of our client, CNote Group, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 16, 2017 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”), as submitted with the SEC on May 2, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.  All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

The Company requests that, should the Staff be satisfied with the Company’s responses and the revised Offering Statement being filed concurrently with this response, the Staff entertain the filing of a qualification request of the revised Offering Statement.

7 Times Square, New York, New York  10036   Telephone:  212.790.4500  Fax:  212.790.4545
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

General

1.	We note your responses to comments 1 through 3, and are still evaluating these responses and related issues.

The Company acknowledges the comment and its further telephonic discussions with the staff. As set forth in the Company’s prior response to the Staff’s comment letter, the Company does not believe it is required to register as an “investment company” pursuant to the Investment Company Act of 1940 (the “1940 Act”) because its activities are within the scope of the exemption provided by Section 3(b)(1) of the 1940 Act. Section 3(a) of the Investment Company Act provides several definitions of an investment company.1 Subsection (1)(A) defines an investment company as an issuer of securities that engages primarily in the business of investing in securities. Subsection (1)(C) defines an investment company as an issuer of securities that engages (though not primarily) in the business of investing in securities, and whose assets are at least 40% investment securities. Unlike the definition in Section 3(a)(1)(A), Section 3(a)(1)(C) does not require that the issuer be primarily engaged in the business of investing in securities, so long as more than 40% of its assets are investment securities.

Notwithstanding Section 3(a)(1)(C), Section 3(b) of the Act provides several exemptions from the definition of an investment company. Section 3(b)(1) exempts an issuer (even one whose investment securities exceed 40% of its assets) that is “primarily engaged . . . in a business . . . other than that of investing . . . in securities.” 2

The Section 3(b)(1) exemption requires a company to prove it is primarily engaged in a business other than investing in securities. Although the statute does not define “primarily engaged,” 3 the Commission, in Tonopah Mining Co. of Nevada, set out a five-factor, qualitative and quantitative, test to determine an issuer’s primary engagement. 4

The five Tonopah factors are: (1) the issuer’s history; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its assets; and (5) the source of its income. Unlike an investment fund for example, which is focused on making investment decisions, the Company believes it is principally engaged in the business of lending to CDFIs and other community lenders, and that it satisfies all of the Tonopah factors favorably.

History

The first of the three qualitative Tonopah factors is the issuer’s history. When reviewing an issuer’s historical development, the Commission considers the issuer’s primary engagement in the past, and whether and how the issuer’s engagement changed over time.5

Here, the Company was formed in April 2016 with the intent to identify, diligence, partner and make loans to CDFIs and other community lenders that serve under-represented communities. The Company does not engage in speculative investment in securities and has deployed as of May 30, 2017 over $1,267,556 to its lender-partners. The Company has consistently maintained this business engagement since its formation.

Public Representations of Policy

In National Presto, the Seventh Circuit considered the type of investor the issuer’s public representations would attract – one looking to invest in an investment pool or one looking to invest in the issuer’s operational business.6

Here, the Company has consistently represented that the majority of proceeds received from the CNote Notes will be applied towards loans to its lender-partners. That is clearly within the Company’s operational business of making loans to CDFIs and other community lenders at low rates in order to advance their lender-partners’ mission to serve underrepresented communities. Moreover, the origination and servicing of the loans to the Company’s lender-partners are all done internally, which tends to demonstrate that the Company is engaged in the operational business of making loans rather than making investments in securities.

Activities of Officers and Directors

The Company’s two officers spend the majority of their time directing the efforts of the Company towards executing the vision of supporting its lender-partners. To that end, the senior officers of the Company identifies appropriately-qualified CDFIs and other community lenders with which to partner, conducts diligence and originate loans. These are all elements of an operating business rather than a business engaged in investment activities intended to be covered by the Investment Company Act.

Assets and Income

The final two factors of Tonopah are assets and income. While the Company’s largest assets will be its loans to its lender-partners and from which the Company will similarly derive the majority of its revenues and income. The Company will not receive performance fees, management fees or commissions that are commonplace in investment funds.

The business of the Company is similar to other marketplace platform operators who are similarly principally engaged in the business of lending, including several publicly-traded companies. The staff, to our knowledge, has not deemed other platform operators investment companies.

In light of the foregoing analysis under Tonopah, the Company does not believe it is required to register as an “investment company” pursuant to the 1940 Act.

In response to the Staff’s comment and as discussed between the Staff and the Company’s counsel, the Company has revised the Offering Statement to add in a risk factor providing disclosure of the risks that would result from the Company being considered an “investment company” under the 1940 Act as follows:

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, our activities may be restricted, and this offering may be invalidated.

We do not believe that at any time we will be deemed to be an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) as we do not intend on trading or selling securities and thus believe we are exempt pursuant to Section 3(b)(1) of the 1940 Act.  However, if at any time we are deemed an “investment company” we may be subject to certain restrictions on our operations and the issuance of CNote Notes, and may have imposed upon us certain burdensome requirements, including registration as an investment company, adoption of a specific form of corporate structure, and reporting, recordkeeping, voting, proxy, compliance policies and procedures, as well as additional disclosure requirements. Additionally, as Regulation A is not available to companies that are investment companies registered under, or required to be registered under, the 1940 Act, in the event that we were deemed to be an investment company, the offering, and the CNote Notes sold pursuant to this offering, may be invalidated.

1 15 U.S.C. § 80a-3(a)
2 15 U.S.C. § 80a-3(b)
3 See SEC v. National Presto Indus., Inc., 486 F.3d 305, 307 (7th Cir. 2007).
4 26 S.E.C. 426 (1947)
5 Tonopah, 26 S.E.C. at 427.
6 National Presto, 486 F.3d at 315.

2.
We note your response to comments 4 and 6.  You state that interest on newly-issued CNote Notes would not begin accruing until funds are deployed to a CDFI partner.  You also state that interest rates will be fixed at purchase.  If the date on which interest will begin to accrue is not determined prior to issuance of a CNote Note, we would view this as a delayed offering that may not be conducted pursuant to Regulation A.  Revise the offering circular currently on file to disclose the interest rate applicable to the first series of notes to be offered.

The Company acknowledges the comment and has revised the Offering Statement to clarify that interest rates will be fixed at the time an investor purchases CNote Notes, and that CNote Notes will be issued in monthly closings, which closing dates occur on the last day of each month (a “Closing Date”).

Generally, an investor’s Closing Date will be the last day of the month in which the investor completes the registration process so long as the investor completes such registration process at least six business days prior to month-end. Otherwise, the Closing Date will be the last day of the next following month. From the date on which an investor completes the registration process until six business days prior to the applicable Closing Date, the investor may cancel a subscription for CNote Notes.  Interest will begin to accrue from the day following the Closing Date.

Preliminary Offering Circular Cover Page

3.
Refer to comment 6 in our letter dated March 7, 2017.  Item 1 of Part II on Form 1-A states that the “cover page of the offering circular must be limited to one page and must include the information specified in this item.” [emphasis added].  As previously noted, your disclosures continue to extend beyond the noted disclosure requirements, and as such we request that you revise your cover page disclosure accordingly.  Disclosure related to history of CDFIs, growth of CDFI loans, and demand for such loans does not fit any of the Item 1 disclosure requirements.

The Company acknowledges the comment and has revised the Offering Statement cover page accordingly.

4.
We note your revisions in response to comment 6 that the interest rates “may be increased from time to time.” Please disclose how and when you will communicate interest rate changes on outstanding CNote Notes.  We further note that your response suggests that you retain discretion to raise interest rates beyond the 3% cap.  Changes in interest rates beyond the currently disclosed range of 2.5% to 3% appear to indicate that you will be offering a new security.  As such, these new securities may not be offered under the current Form 1-A.  Please revise or otherwise clarify your disclosure to explicitly state that the interest rate on the notes will only be set within the 2.5% to 3% range, or if you will retain discretion to go outside of such range, then the offering and the sale of those notes would occur under a new filing.

The Company has revised the Offering Statement to clarify that the Company retains discretion to change interest rates at any time in a range from 2.5% to 3.5%, and that any change in interest rates will apply only to CNote Notes issued after the effective date of an interest rate change and not to previously-issued CNote Notes.

Offering Circular Summary

Our Solution, page 2

5.
We note your revisions in response to comments 5 and 12 that you “have partnered with four CDFIs, two of whom receive capital on a monthly basis,” as of April 28, 2017. Please reconcile this with your disclosure on page 25 suggesting that, as of the same date, you have only originated loans to one CDFI, NYBDC Local Development Corporation d/b/a Excelsior Growth Fund (Excelsior).  In addition, please explain the terms of your partnership arrangement with the two CDFIs which are currently in your pipeline.

The Company acknowledges the comment and has revised the Offering Circular to state that, as of May 30, 2017, we have partnered with two lender-partners. In addition, we are in discussions with two additional lender-partners regarding possible partnerships. Before we partner with a potential lender-partner, we conduct diligence and review its organizational structure and financial stability, historic track record, leadership and community impact.

6.
In the second paragraph you disclose that the CNote Note investors may chose “to receive interest on their investment each month, or to have this interest compounded on a monthly basis.” Please further expand your disclosure to describe when the investors who pick the latter option, will receive their compounded interest payment.

The Company acknowledges the comment and has revised the Offering Statement to clarify that investors electing to have their interest compounded on a monthly basis may receive that interest upon making early withdrawals in accordance with the terms described in the Offering Statement, or else, upon the maturity of their CNote Notes.

Competitive Strength, page 4

7.
We note your revised disclosure in response to comment 10.  Your website, however, continues to characterize the investment in CNote Notes as an alternative to a bank savings account for “good savers,” but with higher returns, low-risk and with principal protected.  Refer also to our comment 10 in our letter dated March 7, 2017.  Since you have no objective criteria for making these statements, given also the lack of your operating history, please make the necessary changes to your website content to reflect your offering circular disclosures.  If you will continue to maintain under FAQ in your website that “CNote’s legal agreement with CDFIs provides 100% protection to savers,” and that CNote Note investors’ money “remain[s] at the designated U.S. Treasury Department certified CDFIs,” please reconcile these statements with your offering circular disclosures which describe the CNote notes as general obligations of the company.

The Company acknowledges the comment and has revised its website to remove the content referenced by the Staff.

Risk Factors

Risks Related to CNote Notes, page 15

8.
We note your Terms of Use attached as Exhibit 15.2, which includes a mandatory arbitration provision.  Please discuss the material risks resulting from this binding arbitration provision, including how it may impact holders of CNote Notes.

The Company acknowledges the comment. In response to the Staff’s request, the Company has added the following risk factor discussing the material risks resulting from the mandatory arbitration provision of its Terms of Use:

Our Terms of Use require holders of CNote Notes to submit any disputes to binding arbitration.

Our Terms of Use provide that any dispute arising under the CNote Notes must be submitted to binding arbitration. As a result, you may not be able to pursue litigation for any such disputes in state or federal courts against us or our directors or officers, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

About the Platform

Our Business

Our Process, Page 21

9.
We note your revisions in response to comment 13.  Please disclose how you will choose to make repayments on CNote Notes whose obligations will be in varying amounts and at various times (e.g. balloon payments, interest, withdrawal requests, etc.) if you do not have sufficient funds in your “aggregated pool” and you do not have adequate working capital, nor are you able to raise additional funds, to satisfy all outstanding claims.  In addition, please disclose the impact of your SAFE instruments on then outstanding CNote Notes, such as which instrument will have priority in bankruptcy or insolvency, your obligations to each instrument in advance of such proceedings, and that in the event of a “change of control” SAFE holders would be able to immediately recoup all of their contributed cash financing.  Please revise the second complete risk factor on page 13 and the third risk factor on page 15, accordingly.

The Company acknowledges the comment. The CNote Notes will be unsecured obligations of the Company and in the event of the Company’s bankruptcy or insolvency, the holders of CNote Notes will be ranked equally with other unsecured creditors of the Company and payments, if any, would be made pro rata to the holders of the CNote Notes along with all such other unsecured creditors, after payment of the Company’s senior secured creditors. The SAFEs will rank in equal preference with unsecured creditors in the event of a bankruptcy or insolvency. In the event of a change of control, holders of SAFEs may elect to be immediately repaid their investment, which may be before holders of CNote Notes. The Company has made revisions to the requested sections of the Offering Statement.

Security Ownership of Management and Certain Security Holders, page 33

10.
Please disclose the required information as of the most recent practicable date as required by Item 12 of Part II of Form 1-A.  In this regard we note that at least 675,000 shares of your common shares have already vested and at least another 825,000 shares are scheduled to vest in less than two months.

The Company acknowledge the comment. In response to the Staff’s comment, the Company has revised the table summarizing management’s security ownership to reflect the shares which have vested and the shares which will vest within 60 days, as required by Item 12 of Part II of Form 1-A.

The CNote Platform, page 34

11.
We note your disclosure on page 34 that “[a]ll CNote Notes earn the designated annual interest rate.”  Clarify whether any change in the interest rate would apply to outstanding notes, or only to newly-offered series.

The Company acknowledges the comment and has revised the referenced disclosure to note that changes in the interest rate would apply only to newly-issued CNote Notes.

Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Note 9 – Stockholders’ Equity

Additional Paid-in Capital – Simple Agreements for Future Equity (“SAFEs”), Page F-16

12.
We note your disclosure regarding the issuance of $190,000 SAFEs as of December 31, 2016 and subsequently an additional $330,000 as discussed within your subsequent events footnote (Note 10).  We also note from your disclosure within your summary of significant accounting policies on page F-10 that you classified the SAFEs as permanent equity in the financial statements.  Please provide us with your accounting analysis to support your conclusion that the SAFEs should be classified within permanent equity (versus liability treatment) citing the appropriate sections of the accounting literature. Please file as an exhibit a copy of the Form of SAFE Agreement as required by Item 17(3) of Part III of Form 1-A.

The Company acknowledges the comment and is attaching its accounting analysis on Exhibit A hereto. The Company is also filing a copy of the Form of SAFE in connection with this submission as Exhibit Item 3.2 to the Offering Statement.

Part III - Exhibits

Index to Exhibits

13.
It appears that you may have been soliciting interest in your Regulation A offering as a FAQ on your website states that “CNote is open to everyone” and that non-accredited investors “can expect an email confirming [their] amount and that [their] dollars have moved into a CNote account” once your offering statement has been qualified.  Please file all “testing the waters” materials that you used pursuant to Securities Act Rule 255(a) to solicit interest in your offering.  Please refer to Item 17(13) of Part III of Form 1-A.

The Company acknowledges the comment. Thus far, other than the referenced FAQ item on the Company’s website, the Company has not disseminated any “testing the waters” materials.

Exhibit 12.1

14.
Please direct counsel to opine on the laws of California, which appears to be the jurisdiction governing both the subscription agreement and the instrument.  Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19, available on our website, for guidance.

The Company acknowledges the comment.  The Company’s legal counsel have revised their opinion to opine on the laws of California with regards to these documents.

****************

We thank you for your prompt attention to this letter responding to the previously filed Offering Statement and comment letter response. As noted, the Company requests that the Staff consider the revised Offering Statement for qualification.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Catherine Berman, Chief Executive Officer Yuliya Tarasava, Chief Operating Officer CNote Group, Inc.

Exhibit A

Response to Question 12 (Regarding Accounting for SAFEs as Permanent Equity) of the Commission’s Letter Dated May 16, 2017

Additional Paid-In Capital – Simple Agreements for Future Equity (“SAFEs”), page F-16

Background Information

As of December 31, 2016, the Company has issued several SAFEs in exchange for $190,000 of cash financing.

Subsequent to December 31, 2016, through May 30, 2017, the Company has issued several additional SAFEs for an additional $410,000 of cash financing, for an aggregate total of $600,000 of SAFE financing as of May 30, 2017.

SAFEs are financing instruments of the Company, whereby investors contribute cash to the Company, in exchange for the promise of future equity.  As a form of financing, the funds from these agreements must be classified as either: (i) debt; (ii) equity; or (iii) something in between – so called “mezzanine” or temporary equity.

Current U.S. GAAP does not specifically address SAFEs.  Neither the FASB nor the SEC has issued any authoritative guidance related specifically to SAFEs.  Thus, in determining the appropriate accounting for SAFEs, it is imperative to do the following:

•	Understand the essential nature of SAFEs and the particular contractual features of the particular SAFEs under consideration; and

•	Draw upon principles from the authoritative GAAP guidance for other instruments, which although different in important aspects, share some qualities in common with the SAFEs under consideration.

In applying the above requirements, it is important to note that in some respects, SAFEs share similar features with each of the following instruments, but at the same time, SAFEs are different from each of them in fundamentally important aspects: convertible debt; call options; and preferred stock.  Because SAFEs are similar to each of these in some respects, but very different in very important other respects, it is necessary to draw out principles that apply to various features of various instruments, and apply them to various features of SAFEs, but at the same time, remember that SAFEs are very different from those other instruments in other respects.  For example, in their conversion features, SAFEs are very similar to convertible debt notes; but SAFEs do not contain debt features, like accrued interest, fixed maturity, and a payback obligation.  SAFEs can sometimes convey rights similar to call options; but the features that are similar to call options are invoked only in unintended, alternative scenarios and not in the expected normal course.  SAFEs are designed to convert into shares of preferred stock, so in that sense, they are somewhat similar to preferred stock; but SAFEs are not preferred stock, and the holders of SAFEs do not own any shares of preferred stock (or common stock) until and unless the SAFEs convert.

The narrative below describes and provides analysis of specific features of CNote Group’s SAFEs.

Normal Course / Expected Outcome – “Equity Financing” Event – Conversion into Shares of Preferred Stock in the Event of a Preferred Stock Financing

The Company’s stated intent for its SAFEs is that they be converted to shares of Preferred Stock, at a later time, when the Company executes its first priced round of equity of financing – that is, when it issues shares of Preferred Stock.  The plan is that, at that time, the funds from the SAFEs will be used to purchase shares of Preferred Stock at a conversion price that is equal to or less than the price at which the other shares of Preferred Stock are concurrently sold in the Company’s first priced equity round of financing.  This intent is enunciated in Section 1(a) of the SAFE agreements:

“If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.”

In this regard, the SAFEs are very similar to convertible debt instruments; however, the SAFEs were designed for the explicit purpose of avoiding the debt characteristics of convertible notes, namely accrued interest, a defined maturity date and a repayment obligation upon maturity.

The purpose of SAFEs (as well as convertible debt) is to allow early “angel” or “seed” investors to invest in early-stage startup companies without having to price the stock.  Such investors can simply invest money into the Company, with the stipulation that those funds will convert into, or purchase, shares of Preferred Stock, later, when the professional VCs come in and the Company does its first Preferred stock financing round.  Typically, the early cumulative investment through SAFEs or convertible notes is small, relative to the first priced Preferred Stock round.  SAFEs or convertible notes typically total a few hundred thousand dollars, sometimes up to a million dollars or more, in the aggregate; whereas the first priced Preferred Stock round typically totals a few million dollars, sometimes up to ten million dollars or more.

As described above, the agreed upon purpose and overall objective of the SAFE financing is for the SAFEs to convert into shares of Preferred Stock at a later time.  The number of shares each SAFE investor receives will be calculated based on the “conversion” price, which always is equal to or less than the price paid by the new Preferred Stock investors (typically VCs).

It is important to note that, before the SAFE converts to Preferred Stock, the SAFE investors do not own any shares of stock (Preferred or Common).  They only own the promise of future shares of Preferred Stock, which in some respects, is similar to a call option.  (Of course, there are some important differences from call options; for example, there is no exercise price, and the money for the future shares has already been committed.)

Possible Alternative Outcome – “Liquidity Event” – Conversion into Shares of Common Stock, or Return of Cash, at Option of SAFE Holder / Investor

A “Liquidity Event” is defined as a Change of Control or Initial Public Offering – in other words, a corporate strategic transaction in which the majority of the voting power of the Company changes hands.  In such an event, the SAFE holders / investors would have to right to either one of the following, at the option of the SAFE holder: (i) receive their cash investment back (assuming the Company has sufficient funds to repay the SAFE holders); or (ii) have their SAFE funds converted into shares of Common Stock.  This alternative outcome is described in Section 1(b) of the SAFE agreements:

“If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.”

It is important to note that this option for choosing cash is available only in the event of a Liquidity Event, which is defined as a Change of Control (which is defined as more than 50% of the voting power of the Company changing hands).  Further, it is important to note that there are only two stockholders in the Company, the two cofounders, who collectively own six million shares of Common Stock; and at present, only ten million shares of Common Stock have been authorized, and no shares of Preferred Stock have been authorized.  That is, the two cofounders collectively own 100% of the outstanding shares of the Company and 60% of the authorized shares of the Company.  Thereby, the two cofounders, together, exercise complete control over the Company.  Moreover, the two cofounders can maintain complete control of the Company for as long as they desire.  Thus, the triggering event – a Liquidity Event – which causes this cash receipt option to exist for SAFE holders, is entirely under the control of the two cofounders and stockholders of the Company.

Possible Alternative Outcome – “Dissolution Event” – Conversion into Shares of Common Stock, at Option of SAFE Holder; or Return of Cash, at Option of the Company

A “Dissolution Event” essentially means the ceasing of operations and winding up of the Company.  In the case of a Dissolution Event, SAFE holders can have their funds converted into shares of Common Stock, at their option, or the Company will return the invested cash to the SAFE holders, if the SAFE holders do not elect to receive shares.  This alternative outcome is described in Section 1(c) of the SAFE agreements.

“If there is a Dissolution Event before this instrument expires or terminates, either (i) the Investor shall notify the Company that the Investor elects to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, or (ii) if the Investor fails to notify the Company of the intent to receive stock, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.”

Under this alternative outcome, the SAFE agreements essentially grant to the SAFE holders call options on the Common Stock of the Company, in the event of dissolution.

Possible Alternative Outcome – Option Conversion After Four Years

If after four years, neither an Equity Financing, nor a Liquidity Event, nor a Dissolution Event has occurred, the SAFE holders shall have the right to have their SAFE funds converted into shares of Common Stock at their option.  Section 1(d) of the SAFE agreement says:

“If, within four (4) years following the Investment Date, the Company has not experienced an Equity Financing, Liquidity Event, or Dissolution Event, the Investor shall thereafter have the right, but not the obligation, to elect to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Safe Price. The Investor must notify Company of Investor’s intent to exercise the foregoing conversion right in accordance with Section 5(b).”

This feature of the SAFE agreement essentially grants the SAFE holder a call option on the Common Stock of the Company, after four years (but again, there is no defined exercise price, and the money has already been committed).\

Relevant Accounting Guidance and Application to CNote Group

ASC 480-10-25-4

ASC 480-10-25-4 prescribes:

“A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.”

Mandatory redemption refers to a specified payback schedule, normally with accrued interest, if the financial instrument has not previously converted into equity.  Mandatory redemption occurs most commonly in the case of mandatorily redeemable preferred stock.  The Company’s SAFEs are not mandatorily redeemable.  Therefore, they should not be accounted for as liabilities.  They should be accounted for as equity.

Although some might argue that the SAFE holders’ option to receive cash in the event of a Liquidating Event qualifies as a mandatory redemption, it does not; that is not what the GAAP guidance refers to as “mandatorily redeemable”.  But, for the sake of argument, even if the SAFE holders’ right to cash, at their option, in the event of a Liquidating Event, were deemed to meet the definition of “mandatory redemption”, it only applies in the case of a change of control of the Company – a “Liquidating Event”.  Therefore, even if the SAFEs were considered to be mandatorily redeemable, it would still only apply in the case of a change of control of the Company, and therefore, the SAFEs should not be accounted for as liabilities.  They should be accounted for as equity.

It is enlightening to consider the aspect of control of the Company and whether or not the SAFE holders could ever force a cash payment, or redemption, of the SAFEs without the consent of the current stockholders of the Company.  The clear answer is no, the SAFE holders cold never force such a redemption.  The current stockholders of the Company consist of two individuals, the cofounders, who together own 100% of the outstanding Common Stock and 60% of the authorized Common Stock of the Company.  Furthermore, currently, no shares of Preferred Stock have been authorized.  Thus, the cofounders exercise complete control of the Company and have the ability to maintain complete control of the Company.  The SAFE holders could never force redemption of their SAFEs, unless the current stockholders decide to sell the Company. In that case only, the SAFE holders could exercise their option to receive payback of their invested funds.  The analysis of control of the Company strongly indicates that the SAFEs should be accounted for as equity and not debt.

ASC 480-10-25-7

ASC 480-10-25-7 further clarifies, “If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument… “

Thus, the FASB has gone out of its way to make it doubly clear that financial instruments like the Company’s SAFEs are not mandatorily redeemable and therefore should be accounted for as equity and not liabilities.

ASC 480-10-25-14

ASC 480-10-25-14 states in part, “A financial instrument… that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability… if, at inception, the monetary value of the obligation is based solely or predominantly on… a fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).”

At first glance, this paragraph of the ASC seems to indicate liability accounting, and thus seems inherently contradictory to and inconsistent with paragraphs 480-10-25-4 and 480-10-25-7.  However, upon further investigation, it becomes clear that the Company’s SAFEs are outside the scope of this particular paragraph.

The definition of “monetary value” provided is “What the fair value of the cash, shares, or other instruments that a financial instrument obligates the issuer to convey to the holder would be at the settlement date under specified market conditions.”  Furthermore, paragraph 480-10-25-14 provides an illustrative example of the scope of this paragraph: “a payable”.  This paragraph is contemplating a liability obligation – a “payable” – that the Company owes and negotiates to settle by delivering shares to the creditor, with enough shares being delivered to satisfy the debt, based on the market value of the shares on the date of settlement.

This is not the nature of the transaction with the Company’s SAFEs.  With the Company’s SAFEs, early investors are investing in the Company, in exchange for a promise of “future equity”, namely Preferred Stock, hopefully at a discount, at some undefined time in the future, when the Company sells its first Preferred Stock shares, which are not even yet authorized.  This is not the transaction agreement of a creditor, but rather of an early equity investor.

Furthermore, the paragraphs ASC 480-10-25-4 and ASC 480-10-25-7 more accurately and directly relate to the Company’s SAFEs, and both of them clearly and strongly indicate that the Company’s SAFEs should not be accounted for as liabilities.  Thus, the Company’s SAFES are outside the scope of ASC 480-10-25-14.

ASC 718-10-25-8

ASC 718-10-25-8 states in part: “… a call option written on an instrument that is not classified as a liability… also shall be classified as equity... “

In some scenarios, the Company’s SAFEs convey rights to the holders that mimic the rights of a call option.  In those scenarios, the instrument that is able to be called is either Preferred Stock or Common Stock.  Thus, the SAFEs themselves should be classified as equity and not debt.

S99-3A – SEC Staff Announcement: Classification and Measurement of Redeemable Securities

In section 2, the SEC Staff says in part: “ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer… “

As already described in previous sections, the Company’s SAFEs:

•	Are not redeemable at a fixed or determinable price on a fixed or determinable date;

•	Are not redeemable at the option of the holder; and

•	Are only redeemable in the event of a Liquidity Event (a change of ownership), and the occurrence of that event is solely with in the control of the Company.

Section 3(f) says in part, “…. a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinated classes would also be entitled to redeem).”

The Company has only two classes of equity securities: (i) the SAFEs and (ii) the shares of Common Stock that are held, 100%, by the Company’s two founders.  Thus, if in the event of a Liquidity Event (a change of ownership) the SAFE holders were to elect to have their cash investment returned to them, the two cofounders of the Company, who hold 100% of the Company’s shares of Common Stock, obviously also could choose to redeem their shares for their cash investment (which is very small, at par value).

Conclusion

While the “accounting literature” relevant to convertible instruments is complex, and apparently even contradictory and conflicting in some instances, the preponderance of the guidance relevant to the Company’s SAFEs indicates strongly that the Company’s SAFEs should be accounted for as permanent equity.

An important and weighty piece of evidence leading to the conclusion that the Company’s SAFEs should be accounted for as permanent equity is the fact that the Company’s two cofounders, who together own 100% of the outstanding equity shares of the Company, and 60% of the authorized shares of the Company, have the ability to exercise absolute control in determining the outcome of the Company’s SAFEs.  And it is the Company’s stated intention to have these SAFEs convert to shares of Preferred Stock if and when the Company executes its first Preferred Stock financing.

Accordingly, the financing proceeds from the Company’s SAFEs have been classified as additional paid-in capital.